Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

POLL RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON JUNE 12, 2023

AND

PAYMENT OF FINAL DIVIDEND

POLL RESULTS OF THE AGM

The Board announces that all the resolutions as set out in the Notice were duly passed by the Shareholders as ordinary resolutions by way of poll at the Annual General Meeting.

PAYMENT OF FINAL DIVIDEND

The Board is pleased to announce that the Company will distribute the Final Dividend of RMB5.5 (equivalent to US$0.8, or HK$6.2, based on the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board) per share (tax inclusive) (with an aggregate amount of approximately RMB176.5 million (equivalent to US$25.6 million, or HK$199.9 million) (tax inclusive), subject to adjustment to the number of shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment) in respect of the year ended December 31, 2022 to Shareholders whose names appear on the register of members of the Company as of the close of business on June 27, 2023. The Final Dividend payable shall be converted to and paid in U.S. dollars (for ADS holders) and in Hong Kong dollars (for registered holders of the ordinary shares).

Reference is made to the Company’s circular (the “Circular”) in connection with the Annual General Meeting and notice of the Annual General Meeting (the “Notice”) dated April 25, 2023. Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

(I)	POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 12, 2023

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) is pleased to announce the poll results of the annual general meeting of the Company (the “Annual General Meeting” or “AGM”) held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong on Monday, June 12, 2023 at 9:00 a.m. Hong Kong time (or 9:00 p.m. on June 11, 2023, New York time).

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The voting results in respect of the resolutions proposed at the Annual General Meeting were as follows:

Ordinary Resolutions				Number of Votes (%)
				For	Against	Abstain[1]
1.	To receive and consider the audited consolidated financial statements of the Company and the reports of the Directors and auditor of the Company for the year ended December 31, 2022.			23,888,731 (99.998836%)	278 (0.001164%)	10,434 (–)
2.	(A)	To re-elect the following directors of the Company (the “Directors”):
		(i)	Ms. Chia-Yue Chang to serve as a Director, subject to her earlier resignation or removal	23,763,313 (99.431911%)	135,768 (0.568089%)	362 (–)
		(ii)	Dr. Zhiwu Chen, who has served more than nine years since January 24, 2014, to serve as an independent Director, subject to his earlier resignation or removal; and	23,851,481 (99.800829%)	47,600 (0.199171%)	362 (–)
		(iii)	Ms. May Yihong Wu, who has served more than nine years since November 9, 2010, to serve as an independent Director, subject to her earlier resignation or removal	20,768,956 (86.902921%)	3,130,075 (13.097079%)	412 (–)
	(B)	To authorize the Board to fix the remuneration of the Directors.		23,700,975 (99.172475%)	197,768 (0.827525%)	700 (–)
3.	To consider, approve and declare a Final Dividend of RMB5.5 (equivalent to US$0.8, or HK$6.2, based on the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board) per share (tax inclusive) (with an aggregate amount of approximately RMB176.5 million (equivalent to US$25.6 million, or HK$199.9 million) (tax inclusive), subject to adjustment to the number of shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment) in respect of the year ended December 31, 2022			23,898,112 (99.997820%)	521 (0.002180%)	810 (–)
4.	To re-appoint Deloitte Touche Tohmatsu as the auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix its remuneration for the year ending December 31, 2023.			23,898,194 (99.997284%)	649 (0.002716%)	600 (–)

[1]	According to the Companies Act (As Revised) of the Cayman Islands, the Shares in abstention do not need to be calculated as votes cast at the AGM.

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Ordinary Resolutions			Number of Votes (%)
			For	Against	Abstain[1]
5.	(A)	To grant a repurchase mandate (the “Repurchase Mandate”) to the Board to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this ordinary resolution.	23,898,341 (99.998778%)	292 (0.001222%)	810 (–)
	(B)	To grant of an issuance mandate (the “Issuance Mandate”) to the Board to issue, allot or deal with unissued Shares and/or ADSs not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this ordinary resolution.	14,479,683 (70.500118%)	6,058,840 (29.499882%)	3,360,920 (–)
	(C)	Conditional upon passing of resolution numbered 5(A) and 5(B) above, to extend the Issuance Mandate by adding the number of repurchased Shares and/ or Shares underlying the ADSs under the Repurchase Mandate to the total number of Shares and/or Shares underlying the ADSs which may be allotted and issued by the Directors pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the number of the issued Shares as of the date of passing of this resolution.	14,479,102 (70.500482%)	6,058,491 (29.499518%)	3,361,850 (–)

As more than 50% of the votes were cast in favor of each of the above resolutions, all the resolutions were passed as ordinary resolutions at the Annual General Meeting.

Please refer to the Notice for the full text of the resolutions proposed at the Annual General Meeting.

The total number of issued Shares as of the date of the Annual General Meeting was 31,945,575 Shares, which was the total number of Shares entitling the Shareholders to attend and vote for or against all resolutions. There were no Shares entitling the holders to attend and abstain from voting in favor of any of the proposed resolutions at the Annual General Meeting as set out in rule 13.40 of the Hong Kong Listing Rules. There were no restrictions on any Shareholders casting votes on any of the proposed resolutions at the Annual General Meeting. No person was required under the Hong Kong Listing Rules to abstain from voting on the resolutions proposed at the Annual General Meeting and no party has stated his/her/ its intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the Annual General Meeting.

The directors of the Company, Ms. Jingbo Wang, Mr. Zhe Yin and Ms. Chia-Yue Chang, the non-executive directors of the Company, Mr. Neil Nanpeng Shen and Mr. Boquan He and the independent directors of the Company, Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze- Kaing Yang and Mr. Jinbo Yao attended the Annual General Meeting, either in person or by means of telecommunication.

Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, acted as the scrutineer for counting of votes at the Annual General Meeting.

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(II)	PAYMENT OF FINAL DIVIDEND

The Board is pleased to announce that the Company will distribute the Final Dividend of RMB5.5 (equivalent to US$0.8, or HK$6.2, based on the effective noon buying rate for December 30, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board) per share (tax inclusive) (with an aggregate amount of approximately RMB176.5 million (equivalent to US$25.6 million, or HK$199.9 million) (tax inclusive), subject to adjustment to the number of shares of the Company entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollars amount and Hong Kong dollars amount are also subject to exchange rate adjustment) in respect of the year ended December 31, 2022 to Shareholder whose names appear on the register of members of the Company as of the close of business on June 27, 2023 (the “Dividend Record Date”).

The Final Dividend payable shall be converted to and paid in U.S. dollars (for ADS holders) and in Hong Kong dollars (for registered holders of the ordinary shares). The equivalent U.S. dollars amount of the Final Dividend and the equivalent Hong Kong dollars amount of the Final Dividend will be ultimately calculated based on (i) the relevant exchange rate based on the most readily available effective buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of the Dividend Record Date; and (ii) the number of shares of the Company entitled to dividend distribution as of the Dividend Record Date. The Company will make further announcement in respect of the final rate of Final Payment in U.S. dollars (for ADS holders) and in Hong Kong dollars (for registered holders of the ordinary shares) on or immediately after the Dividend Record Date and in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations.

In order to qualify for the Final Dividend, for registered holders of the ordinary shares, all transfer documents together with the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on June 27, 2023, Hong Kong time. The Final Dividend will be payable to the holders of record of ADSs as of the close of business (5:00 p.m. New York time) on June 27, 2023.

The Final Dividend is expected to be distributed on or around July 14, 2023 to Shareholders whose names appear on the register of members of the Company as of the close of business on June 27, 2023. The Final Dividend is expected to be distributed on or around July 21, 2023 to ADS holders who hold ADSs as of the close of business (5:00 p.m. New York time) on June 27, 2023. Shareholders and ADS holders should seek professional advice from their own tax advisors regarding the possible tax implications of the payment of the Final Dividend.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, June 12, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board, Mr. Zhe Yin and Ms. Chia-Yue Chang as directors; Mr. Neil Nanpeng Shen and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. May Yihong Wu, Mr. Tze-Kaing Yang and Mr. Jinbo Yao as independent directors.

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